Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014		2013		2012		2011		2010
	(Dollars in millions)
Earnings calculation:
Income before income taxes	$286.9		$313.0		$183.4		$191.5		$278.1
Fixed charges	200.3		214.8		215.9		204.8		201.8

Earnings	$487.2		$527.8		$399.3		$396.3		$479.9

Fixed charges calculation:
Other interest expense including capital lease interest but excluding Senior Notes and hybrid notes	$0.4		$0.5		$0.4		$0.2		$0.6
Amortization of Senior Notes	12.9		12.8		18.3		17.6		17.6
Amortization of hybrid notes	18.5		21.1		21.2		21.1		21.1
Interest credited	164.6		176.4		171.3		161.0		158.4
Portion of rental expense representing an interest factor (1)	3.9		4.0		4.7		4.9		4.1

Total fixed charges	$200.3		$214.8		$215.9		$204.8		$201.8

Ratio of earnings to fixed charges	2.4	x	2.5	x	1.8	x	1.9	x	2.4	x

(1)	Interest portion of operating leases is assumed to be 28 percent.